August 17, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Attention: Ms. Julie Griffith and Ms. Susan Block

Re:                             Danaos Corporation

Registration Statement on Form F-1

Filed July 9, 2018

File No. 333-226096

Dear Ms. Griffith and Ms. Block:

On behalf of our client, Danaos Corporation (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated July 30, 2018 with respect to the above Registration Statement on Form F-1 (the “Registration Statement”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Form F-1

General

1.              We note that you are registering the resale of a significant percentage of your issued and outstanding shares of common stock. We further note that the shares will be issued in respect of a debt refinancing agreement that the company entered into on June 19, 2018, which will not be consummated until July 31, 2018. As such, it appears you are attempting to register for resale shares that had not yet been issued when you filed the registration statement. Please advise how this was a completed private placement prior to filing the registration statement. We may have further comment when we review your response. For guidance, please refer to Question 134.01 of the Securities Act Section of the Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

Response:

The Company submits that the selling stockholders (the “selling stockholders” or “equity lenders”) named in the Registration Statement made their investment decision with respect to the shares (the “Shares”) of Company common stock covered thereby by entering into the Restructuring Support Agreement, dated June 19, 2018 (the “RA”), among the Company, the equity lenders and other parties thereto, irrevocably binding the parties thereto to consummate the refinancing transaction on the terms set forth therein, including the issuance of the Shares in exchange for modifications to the Company’s outstanding indebtedness. Since that time, pursuant to the RA, the selling stockholders have been irrevocably bound to acquire a fixed amount of Shares, at a fixed price, subject only to the satisfaction of conditions outside their control, as described below.  Accordingly, the Company believes that, consistent with the SEC Securities Act Sections CD&I 134.01 and similar no-action letters, the sale of the Shares to the selling stockholders pursuant to the RA should be deemed “completed” and that the selling stockholders have been at “market risk” with respect to the Shares from the date of entry into the RA, which was prior to the filing of the Registration Statement.

Securities Act Sections CD&I 134.01 and Application to this Transaction

As you are aware, the Securities Act Sections CD&I 134.01 provides in relevant part for the purposes of this letter that:

The resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.

The Company believes that each of the elements cited in CD&I 134.01 in order for the Registration Statement to cover securities yet to be issued are satisfied, namely that:

•                  the selling stockholders were “irrevocably bound” to acquire the Shares at the time of execution of the RA which was prior to the filing of the Registration Statement;

•                  such obligations are not subject to conditions within the selling stockholder’s control; and

•                  the purchase price of the Shares was fixed at the time of execution of the RA, when the selling stockholders became bound to acquire the Shares.

The fundamental purpose of the RA is to irrevocably bind the parties to effect a debt restructuring on the terms set forth therein in light of the contractual and commercial necessity of having the lenders of a requisite amount of the Company’s outstanding debt under various different facilities irrevocably bound to those terms.  Accordingly, the terms of the RA were specifically formulated to irrevocably bind the multiple parties thereto to consummate the transactions on the terms set forth therein, including the issuance of the Shares in exchange for the modifications to the respective debt arrangements with the equity lenders on the detailed terms agreed in the RA. Under New York law, the governing law under the RA, these requirements create an enforceable obligation and contractually bound each of the selling stockholders, to the Company and one another, to implement the transaction on the detailed terms set forth in the RA.

The RA includes provisions providing that the parties will enter into definitive documentation, including for the amended loans, which documentation “shall, upon completion, contain terms, conditions, representations, warranties, and covenants consistent with the terms of the RA” and “shall not contain any terms, conditions, representations, warranties and covenants inconsistent therewith.” The RA further requires the parties to “support and take all commercially reasonable actions necessary or reasonably requested by the Company to assist the Company with the implementation and consummation” of the transactions and “negotiate in good faith all definitive documentation” to the extent not already finalized as of the date of the RA. Accordingly, pursuant to the RA the parties were required to enter into amended loan agreements consistent with the terms of the RA, and therefore the fact that the definitive documentation, merely memorializing the RA terms in loan agreement format, was entered into at closing did not impact the irrevocable commitment by the equity lenders to acquire the Shares on the terms set forth in the RA. The completion of the definitive documentation was not characterized as a condition to closing in the RA and no party had a termination right in the event that it was not satisfied with definitive documentation.  Furthermore, agreed forms of the definitive documentation for all of the agreements to which the selling stockholders are a party, other than the loan agreements, were included as exhibits to the RA.

As noted above, the closing of the Share issuance pursuant to the RA was subject to the satisfaction of certain closing conditions set forth therein, none of which was within the control of the selling stockholders. In particular, the transaction was conditioned principally upon:

1.              completion of documentation between the Company and its largest stockholder, Danaos Investment Limited as trustee of the 883 Trust, including through Danaos Shipping Co. Ltd., and its CEO, Dr. John Coustas, regarding various financial and operational commitments from them,

2.              modification of the Company’s Sinosure-CEXIM credit facility and amendment or repayment in full of its KEXIM-ABN Amro credit facility, in respect of which credit facilities no Shares were being issued, and

3.              the repayment, at a discount, of all amounts outstanding under loan agreements with certain lenders not party to the RA,

as well as the satisfaction of other closing conditions typical of debt financing transactions and outside the control of the selling stockholders, including material accuracy of representations and warranties, material compliance with covenants and the absence of a material adverse effect.

As discussed above, pursuant to the RA, each of the selling stockholders was required, subject to these conditions to the closing of the overall restructuring transaction, to acquire a fixed number of Shares from the Company in exchange for debt reductions and other modifications agreed in the RA, and therefore at a fixed price per Share. The number of Shares (and therefore the price per Share) was not contingent on the market price of the Company’s common stock or subject to adjustment under any circumstances and on the closing date, August 10, 2018, each equity lender received the number of Shares issued to it as agreed under the RA. For all purposes the investment decision regarding the acquisition of the Shares had been made, with no adjustments for the number of Shares (and therefore the price of the Shares) at the time the RA was executed, which was prior to the time of the filing of the Registration Statement.

As described above, the Company believes that each of the requirements set forth in Securities Act Sections CD&I 134.01 has been satisfied in the agreements in the RA of the Company to issue the Shares to the selling stockholders and the selling stockholders to receive such Shares.

*    *    *    *    *    *

If you have any questions, please do not hesitate to contact Finn Murphy at (212) 309-6704 or David Sirignano at (202) 739-5420 at Morgan, Lewis & Bockius LLP.

Regards,

/s/ Finnbarr D. Murphy
Finnbarr D. Murphy

cc:                                John Coustas, Danaos Corporation

Evangelos Chatzis, Danaos Corporation

James McDonald, Skadden, Arps, Slate, Meagher and Flom (UK) LLP

Maria Protopapa, Skadden, Arps, Slate, Meagher and Flom (UK) LLP